UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Spanish Securities Market Commission

C/Edison, 4

28006 — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to section 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

Material fact (Hecho relevante)

In order to simplify the executive structure of the Company and contribute to foster the independent management of Abengoa Yield, Plc, the Board of Directors, during the meeting held today, has approved, following the previous report of the Appointments and Remunerations Committee, the following resolutions:

(i)

To delegate in favor of the Chairman of the Board of Directors, Mr. José Domínguez Abascal all the powers except for those that cannot be legally delegated. As a consequence of these new executive functions, such director has become an executive director.

(ii)

Accept the resignation of Mr. Santiago Seage as director in order to facilitate his exclusive dedication to the office of Managing Director of AbengoaYield Plc’s, office for which he has been appointed. This resignation includes his resignation as first Vice Chairman and CEO.

(iii)	Consequently, the Board of Directors has, as of the date hereof, one sole vice chairman, Mr. Antonio Fornieles Melero.

(iv)

Appoint as director, by the Board of Directors (cooptación) in order to cover the vacancy created following the resignation of Mr. Santiago Seage, Mr. Joaquín Fernández de Piérola Marín with the category of executive director. This new member of the Board was until today the Chairman of Abengoa México.

(v)

Appoint of Mr. Joaquín Fernández de Piérola Marín as new General Manager of the Company, who will have the powers expressly delegated in his favour by the Board of Directors but without having for such reason the condition of CEO.

Seville, 27 November 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: November 27, 2015	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: Chairman